UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment  No. 6)*

Cyanotech Corporation

(Name of Issuer)

Common Stock,
par value $0.02 per share
(Title of Class of Securities)

232437-301 (CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
 New Canaan, CT 06840

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

August 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

No change.

 Item 3.  Source or Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

Company has Confirmed Davis' Undisclosed "Group" with Rudolph Steiner Foundation

In its May 6, 2016 letter to Cyanotech's board of directors, Meridian explained how a review of publicly-available information appeared to indicate that Michael Davis had engaged in a practice commonly referred to as "parking".  Parking occurs when one party causes shares to be held by another party in order to avoid required disclosures that would be problematic under various legal, regulatory or other ownership limitations.

In the May 6, 2016 letter, Meridian described how in 2010 and early 2011, during a period when Davis was making large open-market purchases of Cyanotech stock, he appeared to have carefully managed his holdings to keep them below 20% of the company's total outstanding shares by periodically making donations of stock to the Rudolph Steiner Foundation ("RSF").  Then, around May 2011, when Cyanotech's CEO informed Davis that a large stockholder, VitaeLab, was interested in selling its 9.7% stake in the company (the "9.7% Block"), it appeared that Davis not only passed this information to RSF, but made a $2.5 million cash donation to RSF in order to finance RSF's purchase of those shares.

In its August 15, 2016 SEC filing on Form 10-Q, Cyanotech admitted the truth of Meridian's allegations concerning both the source of funds for the 9.7% Block and that the entire RSF's position in Cyanotech is attributable to various donations by Davis.  On page 20, under the heading "Item 1A Risk Factors", the company disclosed that "The shares held by RSF were originally donated by a foundation affiliated with Mr. Davis or acquired from the proceeds of donations made by that foundation."

An even more important admission was made by the company on pages 10 and 19 of the Form 10Q, where Cyanotech disclosed: "the shares of Company Common Stock owned by RSF are held by RSF in an endowment fund for the benefit of Ginungagap Foundation, a non-profit corporation incorporated in 2004 for the stated purpose of supporting RSF and the Tides Foundation. The terms of the written agreement between Ginungagap and RSF regarding the endowment permit Ginungagap to make non-binding recommendations to RSF with regards to the investment of the endowment fund and request grants from that fund to Ginungagap, but do not provide Ginungagap the authority to vote or dispose of the shares held by RSF. Pursuant to the terms of the bylaws of Ginungagap, two of the directors of Ginungagap are appointed by RSF and one is appointed by Skywords Family Foundation, a charitable foundation affiliated with Mr. Davis. Mr. Davis serves as the president of Ginungagap and as the director appointed by Skywords Family Foundation."

From this disclosure we observe that:

•	The shares transferred by Davis and the shares purchased with funds provided by Davis have been reported as owned by RSF, but those shares do not actually accrue to RSF's direct benefit, rather they are held by RSF in "an endowment fund for the benefit of Ginungagap Foundation", an entity for which Davis serves as president.
•	RSF is advised on how to manage the endowment fund by a board of directors which includes Michael Davis as one of its three members.
•	If Michael Davis served as a director when the endowment acquired the 9.7% Block, he played a role in the acquisition not only outside RSF, alerting RSF to the opportunity to acquire the block and providing the funds used to acquire the block, but also from within RSF, using his Ginungagap director position to advise RSF that it should acquire the 9.7% Block.
•	In his role as a director of Ginungagap, Davis has likely been "advising" RSF for the past several years to continue to hold its position in Cyanotech, thus providing color on the question as to why RSF has held its oversized and nonperforming position in Cyanotech despite the apparent conflict with the so-called "prudent investor rule" to which foundations such as RSF are subject.

•	Thus, we likely have Davis directly and personally involved in: (i) donating shares to RSF, (ii) alerting RSF on the opportunity to acquire the 9.7% block, (iii) providing funds for RSF to acquire the 9.7% block, (iv) formally advising RSF from inside RSF to acquire the 9.7% Block; and (v) formally advising RSF from inside RSF to continue holding its position in Cyanotech.

Within the shareholder derivative action brought by Meridian against Davis, RSF and Cyanotech, is the following language for determining existence of a "group" under Federal securities law:

Section 13(d)(3) of the Securities Exchange Act of 1934 provides that "[w]hen two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a 'person' for the purposes of this subsection." The SEC regulation under Section 13(d)(3) further provides that "[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership . . . of all equity securities of that issuer beneficially owned by any such persons." Rule 13d 5(b)(1), codified at 17 C.F.R. Sec. 240.13d 5(b)(1).

When two or more persons act together for the purpose of acquiring, holding, voting or disposing of equity securities, Federal securities laws attribute ownership of all the securities to each member of the "group".

Given Davis' participation at every stage of RSF's acquisition and holding of Cyanotech equity securities, Meridian does not understand how Davis and RSF would not have appreciated that they are a "group" and are required by Federal securities laws to disclose that fact.  This is especially hard to understand since this "group" together holds 33% of all outstanding shares of the company and the "group" includes the Chairman of the board of directors of the company.

Why is Cyanotech's Board Spending Company Funds Necessary to Grow the Company on Lawyers Investigating and Defending Davis?

It has now been 14 weeks since Meridian delivered its May 6, 2016 letter to Cyanotech's board of directors.  Since then, Cyanotech's board has had the need for reform reinforced by:

•	the filing of a stockholder lawsuit against Davis, RSF, and the company;
•	numerous filings on Schedule 13D detailing the strategic, operating and governance deficiencies observed at Cyanotech;
•	letters, Meridian has been informed, that have been sent by several Cyanotech stockholders to the board of directors urging its members to take the obvious step of distancing the company from Davis;
•	dozens of critical communications concerning the company on online message boards, including several presenting new information concerning Mr. Davis and how he has been directing the affairs of the company;
•	the steadily declining public market price for the company's stock, which now trades 50% lower than it did when Davis joined Cyanotech's board in March 2003.

And yet, Cyanotech's board is spending hundreds of thousands of dollars, likely on its way to spending more than a million dollars, investigating and defending the actions of Michael Davis.  Why?

If either Davis or the rest of the board came to the conclusion that it is in the best interests of the company and its stockholders to bring Davis' 13-year tenure on the board to an end, would these enormous continuing expenditures be necessary?

Unfortunately, it does not appear that Cyanotech's board is interested in pursuing the most obvious path out of the current morass.  Not only did Cyanotech's board not ask Davis to resign, the board rushed the timing of the company's annual meeting so as to conduct the stockholder vote prior to the completion of the investigation and prior to the date the company is required to file an answer to the stockholder lawsuit.  The result likely will be locking Davis in for another year on the board, a position from which he cannot be removed without a 2/3 vote of stockholders.

In light of the fact that the board's special committee has apparently confirmed one of the most serious allegations against Davis, Meridian cannot understand how the board believes it is in the best interests of the Company and its stockholders to renominate Davis.  Moreover, Meridian cannot understand how any director concluded that this action is consistent with the fiduciary duties of a board member of a public company.

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Email Meridian at: moreredalgae@meridianohc.com

FORWARD-LOOKING STATEMENTS

This filing contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian's beliefs about Cyanotech's prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech's board of directors and management, Cyanotech's inability to overcome its production problems and other risks, some of which may be unknown.  Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.

No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By:       /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director